UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ) *

Wheels Up Experience Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

96328L 106

(CUSIP Number)

Peter Carter

Executive Vice President and Chief Legal Officer

Delta Air Lines, Inc.

1030 Delta Boulevard

Department 981

Atlanta, GA 30354

(404) 715-2600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 13, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96328L 106		SCHEDULE 13D

1	Names of Reporting Persons Delta Air Lines, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 52,000,995

	8	Shared Voting Power 0

	9	Sole Dispositive Power 52,000,995

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 52,000,995

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 21.2%(1)

14	Type of Reporting Person CO

(1)	Percentage calculated on the basis of 245,287,754 shares of Class A Common Stock, $0.0001 par value (the “Class A Common Stock”), of Wheels Up Experience Inc. (the “Issuer”), outstanding as of July 13, 2021, as reported by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on July 19, 2021. Neither this percentage nor the shares listed above as being beneficially owned reflect Earnout Shares (as defined below), which are issuable only upon the achievement of share price thresholds for Class A Common Stock that have not been satisfied.

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Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the shares of Class A Common Stock of the Issuer. The principal executive office of the Issuer is located at 601 West 26th Street, New York, New York, 10001.

Item 2.	Identity and Background

This Schedule 13D is being filed pursuant to § 240.13d-1 under the Act on behalf of Delta Air Lines, Inc., a Delaware corporation (the “Reporting Person”).

The principal executive office of the Reporting Person is located at 1030 Delta Boulevard, Atlanta, Georgia 30354. The Reporting Person is a major passenger airline, providing scheduled air transportation for passengers and cargo throughout the United States of America and around the world.

The name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer and director of the Reporting Person (each of such directors and officers, a “Covered Person” and collectively, the “Covered Persons”) are set forth on Schedule A attached hereto, which is incorporated into this Item 2 by reference.

Neither the Reporting Person nor, to the Reporting Person’s knowledge, any Covered Person has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All disclosures herein with respect to the Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

Item 3.	Source and Amount of Funds or Other Consideration

The responses to Items 2, 4, 5 and 6 of this Schedule 13D are incorporated into this Item 3 by reference.

On January 17, 2020, Wheels Up Partners Holdings LLC, a Delaware limited liability company (“WUP”), acquired from the Reporting Person 100% of the outstanding equity of Delta Private Jets, LLC, then a wholly owned subsidiary of the Reporting Person. As consideration for the acquisition of Delta Private Jets, LLC, the Reporting Person received 112,949,305 Class E preferred interests in WUP.

On February 1, 2021, Aspirational Consumer Lifestyle Corp., a Cayman Islands exempted company limited by shares (“Aspirational,” the Issuer, prior to its domestication in Delaware and renaming), WUP and certain other parties entered into the Agreement and Plan of Merger (as subsequently amended, the “Merger Agreement”) related to (i) the domestication of Aspirational as a Delaware corporation and renaming as “Wheels Up Experience Inc.”; (ii) a series of merger transactions, including a merger of KittyHawk Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Aspirational, with and into WUP, with WUP surviving the merger, with Aspirational as its managing member; and (iii) other transactions contemplated by the Merger Agreement.

On July 13, 2021, upon the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), 112,949,305 Class E preferred interests of WUP owned by the Reporting Person were cancelled in exchange for 52,000,995 shares of Class A Common Stock of the Issuer. In addition, pursuant to the Merger Agreement, subject to achievement by the Issuer’s Class A Common Stock of certain dollar volume-weighted average prices at any time during the five years following the Closing, the Reporting Person will be entitled to up to 2,308,546 additional shares of Class A Common Stock of the Issuer (the “Earnout Shares”).

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as an exhibit and is incorporated herein by reference.

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Item 4.	Purpose of Transaction

The responses to Items 2, 3, 5 and 6 of this Schedule 13D are incorporated into this Item 4 by reference.

The purpose of the transactions described in Item 3 is for general investment purposes and in support of the strategic relationship between the Issuer and the Reporting Person. On January 17, 2020, the Reporting Person, Wheels Up Partners LLC and WUP entered into a long-term Commercial Cooperation Agreement (as subsequently amended, the “Commercial Cooperation Agreement”), which is expected to drive value through certain strategic initiatives, co-marketing efforts and the creation of an array of new products and features for existing and prospective customers of both the Issuer and the Reporting Person.

On February 1, 2021, the Reporting Person, WUP, and Aspirational entered into a letter agreement (“Delta Investor Rights Letter”) providing the Reporting Person with certain governance rights relating to the Issuer. Pursuant to the Delta Investor Rights Letter, subject to certain conditions:

•	the Reporting Person is entitled to designate two members of the Issuer’s board of directors, and to thereafter nominate (and if such director is not elected, to appoint, subject to certain limitations) two directors to the Issuer’s board of directors. If the Reporting Person ceases to own at least 50% of the shares of Class A Common Stock that it owned as of the Closing, the Reporting Person will no longer have the right to nominate (or appoint, if applicable) one such director. If the Reporting Person ceases to own at least 25% of the shares of Class A Common Stock that it owned as of the Closing, the Reporting Person will no longer have any nomination (or appointment) rights;
•	for so long as the Reporting Person continues to own at least 25% of the shares of Class A Common Stock that it owned as of the Closing or has a designated representative serving on the Issuer’s board of directors, the Issuer will not, without the consent of the Reporting Person, issue any equity or equity-linked securities to certain domestic commercial air carriers or any of their respective subsidiaries or parent entities; and
•	for so long as the Reporting Person continues to own at least 25% of the shares of Class A Common Stock that it owned as of the Closing, the Issuer will consult with the Reporting Person in hiring or terminating the employment of certain senior employees with responsibility for flight operations, safety, maintenance and quality control.

If the Commercial Cooperation Agreement is terminated by either party in accordance with its terms, the Reporting Person’s right to nominate (or appoint, if applicable) a second director, if applicable, and the right to consult with the Issuer on the hiring and termination of certain employees with responsibility for flight operations, safety, maintenance and quality control will also terminate.

The foregoing description of the Delta Investor Rights Letter does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Commercial Cooperation Agreement does not purport to be complete.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person, at any time and from time to time, may review, reconsider and change its position and/or change its purpose and/or develop such plans and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a-b)        The responses of the Reporting Person to rows (7) through (13) on page 1 and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.

To the Reporting Person’s knowledge, none of the Covered Persons directly owns any shares of the Class A Common Stock; however, because each Covered Person is a director or executive officer of the Reporting Person, each Covered Person may be deemed to be the beneficial owner of the Class A Common Stock beneficially owned by the Reporting Person. The Covered Persons disclaim any beneficial ownership of the shares of Class A Common Stock held by the Reporting Person. None of the Covered Persons shares voting or dispositive power over any shares of Class A Common Stock held by the Reporting Person.

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(c)       Except as disclosed in this Schedule 13D, the Reporting Person has not, and to the Reporting Person’s knowledge, none of the Covered Persons has, effected any transactions in shares of Class A Common Stock during the past 60 days.

(d)       Except as disclosed in this Schedule 13D, no other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock covered by this statement on Schedule 13D.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 2, 3, 4 and 5 of this Schedule 13D are incorporated into this Item 6 by reference.

On the Closing, the Reporting Person entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer and certain other parties thereto, pursuant to which the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, certain shares of Class A Common Stock and other equity securities of the Issuer that are held by the parties thereto from time to time, subject to the restrictions to transfer therein. Additionally, the Registration Rights Agreement contains certain restrictions on transfer with respect to shares of Class A Common Stock and Earnout Shares held by the Reporting Person.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as an exhibit and is incorporated herein by reference.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any third person with respect to the Class A Common Stock.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Agreement and Plan of Merger, dated as of February 1, 2021, by and among Aspirational Consumer Lifestyle Corp., Wheels Up Partners Holdings LLC and certain other parties (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A, filed by Aspirational Consumer Lifestyle Corp. with the SEC on February 2, 2021).

Exhibit 99.2	Amendment No. 1 to Agreement and Plan of Merger, dated as of May 6, 2021, by and among Aspirational Consumer Lifestyle Corp., Wheels Up Partners Holding LLC and certain other parties (incorporated by reference to Annex A-I to Amendment No. 1 to the Registration Statement on Form S-4, filed by Aspirational Consumer Lifestyle Corp. with the SEC on May 6, 2021).

Exhibit 99.3	Letter Agreement, dated as of February 1, 2021, by and among Wheels Up Partners Holdings LLC, Delta Air Lines, Inc. and Aspirational Consumer Lifestyle Corp. (incorporated by reference to Annex F to the Registration Statement on Form S-4, filed by Aspirational Consumer Lifestyle Corp. with the SEC on March 15, 2021).

Exhibit 99.4	Amended and Restated Registration Rights Agreement, dated as of July 13, 2021, by and among Wheels Up Experience Inc., Aspirational Consumer Lifestyle Sponsor LLC, the Reporting Person and certain other parties (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed by the Issuer with the SEC on July 19, 2021).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2021

Delta Air Lines, Inc.

By:	/s/ Peter W. Carter
Name:	Peter W. Carter
Title:	Executive Vice President and Chief Legal Officer

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Schedule A

Directors and Executive Officers of Delta Air Lines, Inc.

The following table sets forth the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of Delta Air Lines, Inc. The business address of each such person at Delta Air Lines, Inc. is 1030 Delta Boulevard, Atlanta, Georgia 30354. Each such person is a citizen of the United States of America, with the exception of Sergio A. L. Rial, who is a dual citizen of Brazil and Spain.

Name	Relationship to Reporting Person	Present Principal Occupation (outside Reporting Person, if any)
Edward H. Bastian	Chief Executive Officer and Director	N/A
Francis S. Blake	Non-Executive Chairman of the Board	N/A
Ashton B. Carter	Director	Director of the Belfer Center for Science and International Affairs at Harvard Kennedy School(1)
David G. DeWalt	Director	Founder and Managing Director of NightDragon Security(2)
William H. Easter III	Director	N/A
Christopher A. Hazleton	Captain, Airbus 321, and Director	N/A
Michael P. Huerta	Director	N/A
Jeanne P. Jackson	Director	N/A
George N. Mattson	Director	N/A
Sergio A. L. Rial	Director	CEO of Banco Santander Brasil(3)
David S. Taylor	Director	Chairman, President and CEO of The Procter & Gamble Company(4)
Kathy N. Waller	Director	N/A
Allison Ausband	Executive Vice President and Chief Customer Experience Officer	N/A
Alain M. Bellemare	Executive Vice President and President – International	N/A
Peter W. Carter	Executive Vice President and Chief Legal Officer	N/A
Glen W. Hauenstein	President	N/A
Daniel C. Janki	Executive Vice President and Chief Financial Officer	N/A
John Laughter	Executive Vice President – Chief of Operations	N/A
Rahul Samant	Executive Vice President and Chief Information Officer	N/A
Steven M. Sear	Executive Vice President – Global Sales	N/A
Joanne D. Smith	Executive Vice President and Chief People Officer	N/A

(1)	The Harvard Kennedy School is located at 79 John F. Kennedy Street, Cambridge, Massachusetts 02138.
(2)	The principal executive offices of NightDragon Security, a private venture capital firm, are located at 101 2nd St., Suite 1275, San Francisco, CA 94105.
(3)	The principal executive offices of Banco Santander (Brasil) S.A., a commercial bank and member of the Santander Group, are located at Avenida Presidente Juscelino Kubitschek, 2,041 and 2,235 – Bloco A, Vila Olímpia, São Paulo, SP 04543-011, Federative Republic of Brazil.
(4)	The principal executive offices of The Procter & Gamble Company, a consumer goods corporation, are located at One Procter & Gamble Plaza, Cincinnati, Ohio, 45202.

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